UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 30th June, 2014	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 27th June, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Annual General Meeting of the Bank and Clause 35 – Voting Results - Revised.

June 27, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re : Outcome of the Annual General Meeting and Clause 35A – Voting Results.

We wish to inform you that the Annual General Meeting of the Bank was held on Wednesday, June 25, 2014 at 2.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai – 400020 India and the relevant details are as under:

Sr. No.	Description	Particulars
A	Date of AGM	June 25, 2014
B	Book Closure Date	June 7, 2014 to June 25, 2014 (Both days inclusive)
C	Total no of shareholders on Book Closure Date	414692
D	No of shareholders present in the meeting either in person or through proxy
	Shareholders	In Person	Proxy	Total
	Promoters and Group	3	–	3
	Public	264	246	510
	Total	267	246	513

The details of business transacted at the Annual General Meeting and Scrutinizers Report (Revised) are annexed hereto.

You are requested to take the same on your records.

Thanking you,

Yours truly,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl : a/a.

Resolution No 1 – Ordinary Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Adoption of the audited Balance Sheet & Profit & Loss Account for the year ended March 31, 2014 and the reports of the Board of Directors and Auditors thereon	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	401528243	391231112	97.44	391231112	0	100.00	0.00
	Public - Others	Total	15110818	15110818	100.00	15110736	82	100.00	0.00
	Grand Total		959855161	796450486	82.98	796450404	82	100.00	0.00

Resolution No 2 – Ordinary Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Declaration of Dividend on equity shares	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	401528243	391696759	97.55	391696759	0	100.00	0.00
	Public - Others	Total	15110806	15110806	100.00	15110646	160	100.00	0.00
	Grand Total		959855149	796916121	83.02	796915961	160	100.00	0.00

Resolution No 3 – Ordinary Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Director in place of Mrs. Renu Karnad who retires by rotation and being eligible offers herself for re-appointment	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	386749533	376918930	97.46	359034222	17884708	95.26	4.74
	Public - Others	Total	15110818	15110748	100.00	15110116	632	100.00	0.00
	Grand Total		945076451	782138234	82.76	764252894	17885340	97.71	2.29

Resolution No 4 – Ordinary Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Director in place of Mr. Keki Mistry who retires by rotation and being eligible offers himself for re-appointment	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	386749533	376918930	97.46	359034222	17884708	95.26	4.74
	Public - Others	Total	15110568	15110568	100.00	15110031	537	100.00	0.00
	Grand Total		945076201	782138054	82.76	764252809	17885245	97.71	2.29

Resolution No 5 – Ordinary Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Auditors and fixing of their remuneration	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	400110589	388881901	97.19	379911862	8970039	97.69	2.31
	Public - Others	Total	15110568	15110568	100.00	15110556	12	100.00	0.00
	Grand Total		958437257	794101025	82.85	785130974	8970051	98.87	1.13

Resolution No 6 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Mr. Partho Datta as an Independent Director of the Bank	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	400310348	387590122	96.82	381786115	5804007	98.50	1.50
	Public - Others	Total	15110568	15110528	100.00	15109896	632	100.00	0.00
	Grand Total		958637016	792809206	82.70	787004567	5804639	99.27	0.73

Resolution No 7 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Dr. Pandit Palande as an Independent Director of the Bank	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	400310348	387590122	94.26	381786996	5803126	98.50	1.50
	Public - Others	Total	15110568	15110495	99.98	15109433	1062	99.99	0.01
	Grand Total		958637016	792809173	82.70	787004985	5804188	99.27	0.73

Resolution No 8 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Mr. Bobby Parikh as an Independent Director of the Bank	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	400310348	387590122	94.26	381786115	5804007	98.50	1.50
	Public - Others	Total	15110568	15110495	99.98	15110033	462	100.00	0.00
	Grand Total		958637016	792809173	82.70	787004704	5804469	99.27	0.73

Resolution No 9 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Mr. A.N. Roy as an Independent Director of the Bank	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	400310348	387590122	94.26	387589241	881	100.00	0.00
	Public - Others	Total	15110566	15110496	99.98	15110036	460	100.00	0.00
	Grand Total		958637014	792809174	82.70	792807833	1341	100.00	0.00

Resolution No 10 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Mr. C. M. Vasudev as an Independent Director of the Bank	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	400310348	387590122	94.26	378869786	8720336	97.75	2.25
	Public - Others	Total	15110568	15110541	99.99	15109959	582	100.00	0.00
	Grand Total		958637016	792809219	82.70	784088301	8720918	98.90	1.10

Resolution No 11 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Appointment of Mr. Vijay Merchant as an Independent Director of the Bank	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	386749533	374028426	90.87	374028426	0	100.00	0.00
	Public - Others	Total	15110558	15110496	99.98	15109874	622	100.00	0.00
	Grand Total		945076191	779247478	82.45	779246856	622	100.00	0.00

Resolution No 12 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Raising of additional capital	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	401528243	391697640	94.45	390531152	1166488	99.70	0.30
	Public - Others	Total	15110568	15110556	100.00	15110044	512	100.00	0.00
	Grand Total		959854911	796916752	83.02	795749752	1167000	99.85	0.15

Resolution No 13 – Special Resolution	Promoter / Public		No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Increase in foreign shareholding limit up to 74%	Promoter and Promoter Group	Total	543216100	390108556	71.81	390108556	0	100.00	0.00
	Public - Institutional holders	Total	401528243	391697640	94.45	391696759	881	100.00	0.00
	Public - Others	Total	15110568	15110484	99.98	15109783	701	100.00	0.00
	Grand Total		959854911	796916680	83.02	796915098	1582	100.00	0.00

V V CHAKRADEO

COMPANY SECRETARIES

B – 301, MATOSHREE RESIDENCY CHS., 65, PRATHANA SAMAJ ROAD,

VILE PARLE EAST, MUMBAI 400 057.

TEL 26116821 CELL 98200 48732	EMAIL vvchakra@gmail.com

27th June, 2014

To

The Chairman

HDFC Bank Limited

HDFC Bank House, Senapati Bapat Marg,

Lower Parel (W), Mumbai 400 013

Dear Sir,

Revised Report of the Scrutinizer pursuant to the Section 108 of the Companies Act, 2013 and Rule 20 (xi) of the Companies (Management and Administration) Rules, 2014.

I, V. V. Chakradeo, Practising Company Secretary, having office at B-301, Matoshree Residency CHS., 65, Prarthana Samaj Road, Vile Parle East, Mumbai 400 057, being appointed as the Scrutiniser by the Board of Directors of HDFC Bank Ltd., (the Bank ) for the purpose of scrutinizing voting process in a fair and transparent manner in respect of the below mentioned resolutions proposed at the 20th Annual General Meeting of the Equity shareholders of the Bank held on 25th June 2014 at 2. 30 P. M. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020, submit my report as under:

1.	In accordance with the Notice of the 20th Annual General Meeting dated 19th May 2014 sent to the shareholders and the ‘Advertisement “published pursuant to the Rule (20 (3) (V) of the Companies (Management and Administration) Rules, 2014 on 12th June 2014 in Free Press Journal in English and Navshaktti in Marathi, the E-voting opened at 9.30 a.m on 18th June 2014 and remained open upto 5.30 p.m. on 20th June 2014.

2.	The equity shareholders holding shares as on 9th May 2014, “cut off date “ were entitled to vote on the resolutions stated in the Notice of the 20th Annual General Meeting of the Company.

3.	The votes were unblocked/ considered at 5.40 p.m. on 20th June 2014 in presence of Mr. C. R. Rao and Ms. Manisha Parkar , who are not the employees of the Bank and who have signed below as witness to the unblocking of the votes.

4.	The e-voting results/list of equity shareholders who have voted “For and Against” were downloaded from the e-voting website of Central Depository Services (India) Limited (http//www.evotingindia.com) and the same are being handed over to the Company secretary.

V V CHAKRADEO

COMPANY SECRETARIES

B – 301, MATOSHREE RESIDENCY CHS., 65, PRATHANA SAMAJ ROAD,

VILE PARLE EAST, MUMBAI 400 057.

TEL 26116821 CELL 98200 48732	EMAIL vvchakra@gmail.com

The result of the e-voting and the ballot forms (received by post/hand delivery) are as under:

Resolution	Particulars	Mode	Shares held	Votes in		Total shares	Votes Casted
			Held	Favour	Against	shares	% For	% Against
1	Adoption of the audited Balance Sheet and Profit & Loss Account for the year ended March 31, 2014 and the reports of the Board of Directors and Auditors thereon	E-voting	581245213	426047669	82	426047587	100.00	0.00
		Ballot	378609948	370402817	0	370402817	100.00	0.00

		Total	959855161	796450486	82	796450404	100.00	0.00

2	Declaration of Dividend on equity shares	E-voting	581245201	426047497	160	426047657	100.00	0.00
		Ballot	378609948	370868464	0	370868464	100.00	0.00

		Total	959855149	796915961	160	796916121	100.00	0.00

3	Appointment of Director in place of Mrs. Renu Karnad who retires by rotation and being eligible offers herself for re-appointment	E-voting	566466503	411268257	632	411268889	100.00	0.00
		Ballot	378609948	352984637	17884708	370869345	95.18	4.82

		Total	945076451	764252894	17885340	782138234	97.71	2.29

4	Appointment of Director in place of Mr. Keki Mistry who retires by rotation and being eligible offers himself for re-appointment	E-voting	566466253	411268172	537	411268709	100.00	0.00
		Ballot	378609948	352984637	17884708	370869345	95.18	4.82

		Total	945076201	764252809	17885245	782138054	97.71	2.29

5	Appointment of Auditors and fixing of their remuneration	E-voting	579827309	424434203	195562	424629765	99.95	0.05
		Ballot	378609948	360696771	8774489	369471260	97.63	2.37

		Total	958437257	785130974	8970051	794101025	98.87	1.13

6	Appointment of Mr. Partho Datta as an Independent Director of the Bank	E-voting	580027068	424828852	632	424829484	100.00	0.00
		Ballot	378609948	362175715	5804007	367979722	98.42	1.58

		Total	958637016	787004567	5804639	792809206	99.27	0.73

7	Appointment of Dr. Pandit Palande as an Independent Director of the Bank	E-voting	580027068	424828389	1062	424829451	100.00	0.00
		Ballot	378609948	362176596	5803126	367979722	98.42	1.58

		Total	958637016	787004985	5804188	792809173	99.27	0.73

8	Appointment of Mr. Bobby Parikh as an Independent Director of the Bank	E-voting	580027068	424828989	462	424829451	100.00	0.00
		Ballot	378609948	362175715	5804007	367979722	98.42	1.58

		Total	958637016	787004704	5804469	792809173	99.27	0.73

9	Appointment of Mr. A.N. Roy as an Independent Director of the Bank	E-voting	580027066	424828992	460	424829452	100.00	0.00
		Ballot	378609948	367978841	881	367979722	100.00	0.00

		Total	958637014	792807833	1341	792809174	100.00	0.00

V V CHAKRADEO

COMPANY SECRETARIES

B – 301, MATOSHREE RESIDENCY CHS., 65, PRATHANA SAMAJ ROAD,

VILE PARLE EAST, MUMBAI 400 057.

TEL 26116821 CELL 98200 48732	EMAIL vvchakra@gmail.com

10	Appointment of Mr. C. M. Vasudev as an Independent Director of the Bank	E-voting	580027068	424828915	582	424829497	100.00	0.00
		Ballot	378609948	359259386	8720336	367979722	97.63	2.37

		Total	958637016	784088301	8720918	792809219	98.90	1.10

11	Appointment of Mr. Vijay Merchant as an Independent Director of the Bank	E-voting	566466243	411268015	622	411268637	100.00	0.00
		Ballot	378609948	367978841	0	367978841	100.00	0.00

		Total	945076191	779246856	622	779247478	100.00	0.00

12	Raising of additional capital	E-voting	581244963	426046895	512	426047407	100.00	0.00
		Ballot	378609948	369702857	1166488	370869345	99.69	0.31

		Total	959854911	795749752	1167000	796916752	99.85	0.15

13	Increase in foreign shareholding limit up to 74%	E-voting	581244963	426046634	701	426047335	100.00	0.00
		Ballot	378609948	370868464	881	370869345	100.00	0.00

		Total	959854911	796915098	1582	796916680	100.00	0.00

There were 35 Ballot Forms which are considered as invalid in respects of above mentioned resolutions. Pursuant to section 12(2) of the Banking Regulation Act, 1949 voting rights of the members exceeding 10% of the total voting rights of the shareholders of the Bank have not been considered.

5.	All relevant records of electronics voting and ballot forms will remain in my custody until the Chairman considers, approves and signs the minutes of the 20th Annual General Meeting and thereafter the said records will be handed over to the Bank.

Thanking you,

Yours faithfully,

Sd/-

V. V. Chakradeo

COP 1705

We the undersigned witnesseth that the votes were unblocked /considered from the e-voting website of Central Depository Services (India) Limited (http//www.evotingindia.com) in our presence at 5.40 p.m. on 20th June 2014 at the office of the Bank’s Registrar and Share Transfer Agent, i.e. Datamatics Financial Services Limited.

C. R. Rao	Manisha Parkar